September 27, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Benjamin Holt

Pam Howell

Re:	dMY Squared Technology Group, Inc.

Registration Statement on Form S-1

File No. 333- 267381

Dear Mr. Holt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, dMY Squared Technology Group, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-267381) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4.00 p.m. Eastern Daylight Time on September 29, 2022, or as soon as practicable thereafter. The Company hereby authorizes Adam Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at +1 (212) 225-2704 and that such effectiveness also be confirmed in writing.

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Very truly yours,

dMY Squared Technology Group, Inc.

By:	/s/ Harry L. You
	Name:	Harry L. You
	Title:	Co-Chief Executive Officer and Chairman

cc:    Niccolo de Masi

Co-Chief Executive Officer

dMY Squared Technology Group, Inc.

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP